UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

        Level 8 Systems, Inc. (formerly named Across Data Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   005018 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                                    _
Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 14 pages

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 2 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PEC Israel Economic Corporation
       EIN 13-1143528
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maine
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 3 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 4 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 5 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 6 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Raphael Recanati
       Social Security No. ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 7 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jacob Recanati
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 8 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Leon Y. Recanati
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 005018-10-6                                         Page 9 of 14 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Judith Yovel Recanati
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,654,002
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       3,654,002
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,002
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       52.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 1 to Schedule 13G is filed by the Reporting Persons who, by reason of their direct or indirect ownership of outstanding shares of Liraz Systems Ltd. ("Liraz"), which has filed a Schedule 13G, as amended, in respect of its beneficial ownership of shares of the Level 8 Systems, Inc. (formerly named Across Data Systems, Inc.), may be deemed to share the power to vote or dispose of such shares.

Item 1. Name of Issuer and Address of Issuer's Principal Executive Offices.

          The Issuer is Level 8 Systems, Inc. (formerly named Across Data Systems, Inc.), a New York corporation, and its principal executive offices are located at One Penn Plaza, Suite 3401, New York, New York 10119-0002.

Item 2. Reporting Persons and Class of Securities.

          (a), (b) and (c): The Reporting Persons are:

          (1) PEC Israel Economic Corporation, a Maine corporation ("PEC"), with its principal office at 511 Fifth Avenue, New York, New York 10017.

          (2) Discount Investment Corporation Ltd., an Israeli corporation ("DIC"), with its principal office at 14 Beth Hashoeva Lane, Tel Aviv, Israel.

          (3) IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. PEC and DIC are each a subsidiary of IDB Development.

          (4) IDB Holding Corporation Ltd., an Israeli corporation ("IDB Holding"), with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. As of December 31, 1996, IDB Holding owned approximately 71.54% of the outstanding shares of IDB Development.

          The following persons, all of whom are citizens of Israel, may by reason of their interests in and relationships with IDB Holding be deemed to control the corporations referred to in paragraphs (1)-(4) above:


                                                             Page 10 of 14 pages

          (5) Raphael Recanati, The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel.

          (6) Jacob Recanati, 3 Habankim Street, Haifa, Israel.

          (7) Leon Y. Recanati, The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel.

          (8) Judith Yovel Recanati, 64 Kaplan Street, Herzliya, Israel.

          Messrs. Raphael Recanati and Jacob Recanati are brothers and Mr. Leon
Y. Recanati and Mrs. Judith Yovel Recanati are brother and sister and are the nephew and niece of Raphael and Jacob Recanati. Companies controlled by Messrs. Raphael Recanati, Jacob Recanati and Leon Y. Recanati and Mrs. Judith Yovel Recanati together beneficially owned 52.47% of equity and voting power of IDB Holding as of December 31, 1996. Mr. Raphael Recanati is the Chairman of the Board of Directors of IDB Holding, IDB Development, PEC and DIC. Mr. Jacob Recanati is a Director of IDB Holding and Mr. Leon Y. Recanati is the Joint Managing Director of IDB Holding and is a director of IDB Development.

          (d) The class of securities to which this Schedule 13G relates is the common stock, par value $.01 per share, of the Issuer (the "Common Stock").

          (e) The CUSIP number for the Common Stock is 005018 10 6.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
               _
          (a) |_| Broker or Dealer registered under Section 15 of the Act
               _
          (b) |_| Bank as defined in section 3(a)(6) of the Act
               _
          (c) |_| Insurance Company as defined in section 3(a)(19) of the Act
               _
          (d) |_| Investment Company registered under section 8 of the Investment Company Act
               _
          (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940


                                                             Page 11 of 14 pages

               _
          (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
Fund: see ss.240.13d- 1(b)(1)(ii)(F)
               _
          (g) |_| Parent Holding Company, in accordance with
ss.240.13d-1(b)(ii)(G)(Note: See Item 7)
               _
          (h) |_| Group, in accordance with ss.240.13d- 1(b)(1)(ii)(H)

Item 4. Ownership.

          None of the Reporting Persons owns directly any shares of Common Stock. The Reporting Persons are advised by Liraz that as of December 31, 1996 Liraz and its wholly-owned subsidiary, Liraz Export (1990) Ltd. ("Liraz Export"), beneficially owned 3,654,002 shares of Common Stock, which represented 52.5% of the total outstanding shares of Common Stock. Reference is made to Item 4 of the Schedule 13G filed by Liraz and Liraz Export.

          The Reporting Persons are advised by Liraz that there were 5,159,770 outstanding ordinary shares of Liraz as of December 31, 1996. As of December 31, 1996, various of the Reporting Persons shared the power to vote and dispose of 1,668,166 ordinary shares of Liraz, or approximately 32.4% of the outstanding ordinary shares of Liraz. As of such date, PEC and DIC each beneficially owned 834,083 ordinary shares of Liraz, or approximately 16.2% of the outstanding ordinary shares of Liraz. As of such date, IDB Development, by reason of its ownership interests in PEC and DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 1,668,166 ordinary shares of Liraz. In addition, as of such date, PEC and DIC held options to purchase 381,035 ordinary shares of Liraz and 381,036 ordinary shares of Liraz, respectively, or approximately 6.4% of Liraz each after exercise of such options.

          Mr. Arie Kilman, the Chief Executive Officer of the Issuer and the Chairman of the Board of Directors and President of Liraz, PEC and DIC are parties to a shareholders agreement (the "Liraz Shareholders Agreement") pursuant to which Mr.


                                                             Page 12 of 14 pages

Kilman, PEC and DIC have agreed to act together to elect directors of Liraz and for certain other purposes. The Reporting Persons have been advised that Mr. Kilman beneficially owns approximately 32.3% of the outstanding ordinary shares of Liraz. By virtue of the Liraz Shareholders Agreement, the Reporting Persons may be deemed to share the power to vote and dispose of the ordinary shares of Liraz owned by Mr. Kilman but the Reporting Persons disclaim beneficial ownership of such ordinary shares of Liraz.

          The Reporting Persons may by reason of their interest in and relationships with Liraz be deemed to share voting power and dispositive power with respect to the 3,654,002 shares of Common Stock of the Issuer owned by Liraz and Liraz Export.

Item 5. Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Reference is made to Item 4 of this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8. Identification and Classification of Members of the Group.

          A group has filed this Schedule 13G pursuant to Rule 13d-1(c). Each member of the group is identified in Item 2 above.

Item 9. Notice of Dissolution of Group.

          Not Applicable.

Item 10. Certification.

          Not Applicable.


                                                             Page 13 of 14 pages

Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

February 14, 1997             PEC Israel Economic Corporation
                              Discount Investment Corporation Ltd.
                              IDB Development Corporation Ltd.
                              IDB Holding Corporation Ltd.
                              Raphael Recanati
                              Jacob Recanati
                              Leon Recanati
                              Judith Yovel Recanati

                        By:   PEC Israel Economic Corporation

                        By:   s/JAMES I. EDELSON
                              ------------------
                              James I. Edelson, Executive Vice
                              President of PEC Israel Economic
                              Corporation for itself and on behalf of
                              Discount Investment Corporation Ltd.,
                              IDB Development Corporation Ltd., IDB
                              Holding Corporation Ltd., Raphael
                              Recanati, Jacob Recanati, Leon Recanati
                              and Judith Yovel Recanati pursuant to
                              the agreements annexed to Schedule 13G
                              as Exhibits 1-7.


                                                             Page 14 of 14 pages